                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                           Commercial Metals Company

________________________________________________________________________________
                                (Name of Issuer)

                                  Common Stock

________________________________________________________________________________
                         (Title of Class of Securities)

                                  201723 10 3

________________________________________________________________________________
                                 (CUSIP Number)

                                  October 1997

________________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-(c)
[ ] Rule 13d-1(d)

___________

     /*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 201723 10 3                  13G                     Page 1 of 4 Pages

1.   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

     Moses Feldman

2.   Check the Appropriate Box if a Member of a Group
     (a)    [ ]
     (b)    [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     U.S.A.

Number of Shares      5.  Sole Voting Power           168,399
Beneficially Owned    6.  Shared Voting Power       1,124,691
by Each Reporting     7.  Sole Dispositive Power      168,399
Person With:          8.  Shared Dispositive Power  1,124,691

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,293,090

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row 9

     8.7%

12.  Type of Reporting Person (See Instructions)

     IN
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                                                               Page 2 of 4 Pages

Item 1(a).  Name of Issuer:

            Commercial Metals Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Stemmons Center
            7800 Stemmons Freeway
            10th Floor
            Dallas, TX  75247

Item 2(a).  Name of Person Filing:

            Moses Feldman

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            P.O. Box 931
            Doylestown, PA  18901

Item 2(c).  Citizenship:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            201723 10 3

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   [ ]   Broker or dealer registered under Section 15 of the Act.
      (b)   [ ]   Bank as defined in section 3(a)(6) of the Act.
      (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act.
      (d)   [ ]   Investment company registered under section 8 of the
                  Investment Company Act of 1940.
      (e)   [ ]   An investment adviser in accordance with Rule 13d-
                  1(b)(1)(ii)(E).
      (f)   [ ]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

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                                                               Page 3 of 4 Pages

      (g)   [ ]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).
      (h)   [ ]   A savings association as defined in section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   [ ]   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940.
      (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.     Ownership.

      (a)   Amount beneficially owned:  1,293,090.
      (b)   Percent of class:  8.7%.
      (c)   Number of shares as to which such person has:
            (i)    Sole power to vote or to direct the vote:  168,399.
            (ii)   Shared power to vote or to direct the vote:  1,124,691.
            (iii)  Sole power to dispose or to direct the disposition of:
                   168,399.
            (iv)   Shared power to dispose or to direct the disposition of:
                   1,124,691.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A
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                                                               Page 4 of 4 Pages

Item 10.    Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         March 13, 1998
                                         ------------------------------------
                                         Date

                                         /s/Moses Feldman
                                         --------------------------------------
                                         Signature

                                         Moses Feldman
                                         --------------------------------------
                                         Name/Title